

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2011

Ms. Lyne Andrich
Chief Financial Officer
Cobiz Financial, Inc.
821 17th St.
Denver, CO 80202

 Re: **Cobiz Financial, Inc.**
   Form 10-K for the year ended December 31, 2010
   File No. 1-15955

Dear Ms. Andrich:

 We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter within ten business days by providing the requested information, including drafts of proposed revisions to future filings in response to our comments, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response. Please file your response on EDGAR.

 After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K

Deposits, page 51

 1. Please revise future filings to describe for a reader what a reciprocal CDARS is and why you view them as customer-related deposits.

Segments, page 63

 2. Considering the significant effect of the corporate support and other segment on your consolidated operating results, please revise future filings to identify the specific activities included in this segment and to discuss its results of operations.

Financial Statements

3. Investments, page F-15

3. Please revise future filings to separately disclose your investment in GSE issued MBS and private label issued MBS. We note that you have apparently recorded OTTI on your private label issued MBS; however, it is not possible to access your continuing exposure to them or their overall significance from your current disclosures.

4. Please revise future filings here or in MD&A to provide a discussion of the underlying characteristics of your corporate debt securities, indentifying significant issuers and credit ratings as appropriate.

4. Loans, page F-19

5. Please revise future filings to disclosure your policy for returning restructured loans to accrual status, clarifying how such a significant amount of restructured loans, all of which appear to have been restructured in 2010, are considered to be performing at December 31, 2010.

11. Taxes, F-35

6. We note your discussion of both the positive and negative factors considered in determining your ability to realize your deferred tax assets; however, it is not clear how you weighted those factors in making your determination. Please revise future filings to provide an expanded discussion of the analysis you performed in determining that you would recognize your remaining deferred tax assets. Refer to ASC 740-10-30-17 and, specifically, ASC 740-10-30-21.

7. Please revise future filings to discuss the basis for your assertion that you returned to profitability in the fourth quarter of 2010 since your disclosures in Note 21 report a loss of approximately $12.3M in that period.

18. Fair Value Measurements, page F-48

8. Please revise future filings to provide an expanded discussion of how you determined the credit valuation adjustments to your derivatives were not significant to their overall valuation, resulting in them being classified in Level 2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Paul Cline at (202)551-3851 or me at (202)551-3474 with any questions.

Sincerely,

Sharon Blume
Assistant Chief Accountant